

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Martine Rothblatt
Chief Executive Officer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, Maryland 20910

      Re: United Therapeutics Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed February 24, 2022
            File No. 000-26301

Dear Dr. Rothblatt:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences